Exhibit 99.1

First MUSE™ Procedure Performed in China By Leading

Gastroenterologist, Professor Rong Wan

OMER, Israel, March 9, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced the completion of the first MUSE procedure in China. The procedure was performed by Professor Rong Wan, Department of Gastroenterology, Shanghai First People’s Hospital, School of Medicine, Shanghai Jiao Tong University, Shanghai, China. Prof Wan reported that the procedure was successful, with the patient encountering minimal discomfort during the procedure. The patient has since been released from the hospital, with no procedural complications.

The MUSE system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure intended to treat the anatomical cause of gastroesophageal reflux disease (GERD). Since the device doesn’t require any incisions, patients generally report greater comfort during procedure and experience reduced hospital stays by up to 50% over invasive fundoplication procedures.

While GERD is already prevalent worldwide, evidence suggests an increase in GERD prevalence since 1995, particularly in North America and East Asia.i MUSE has the potential to improve GERD-related quality of life for many of them by addressing the root cause of the disorder, not just offering symptom relief, which many drug therapies do.

“With the completion of our first-in-man MUSE procedure in China we are looking forward to working with leading GIs across the country to implement this procedure and uniquely address the existing gap in GERD treatment between drug therapy and invasive laparoscopic procedures,” said Chris Rowland, CEO of Medigus. “We are honored to partner with Professor Rong Wan, a leading gastroenterologist in Shanghai, who continues to be at the forefront of innovation and sees the potential to offer a less-invasive and more cost-effective option to patients, physicians and the healthcare system.”

About MUSE™
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler, which resembles an endoscope, is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked and has obtained the necessary licenses to market the product in Canada, Israel and Turkey.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (U.S.):

David Carey

Lazar Partners Ltd.

212-867-1768

dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il

i Gut. 2014 Jun;63(6):871-80. doi: 10.1136/gutjnl-2012-304269. Epub 2013 Jul 13.